Yirendai Ltd.

10/F, Building 9, 91 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

October 10, 2017

VIA EDGAR

Mr. Michael Volley, Staff Accountant

Mr. Benjamin Phippen, Staff Accountant

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yirendai Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 24, 2017
File No. 001-37657

Dear Mr. Volley and Mr. Phippen:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 28, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2016 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 4. Information on the Company — Organizational Structure, page 77

1.                                      Please revise the diagram illustrating your corporate structure and the discussion which follows in future filings to incorporate all of your consolidated entities, including the ABFEs discussed on page F-10.

In response to the Staff’s comment, the Company will update the organizational chart in future filings as follows with necessary updates:

“The following diagram illustrates our corporate structure, including our subsidiaries and Heng Cheng, Yi Ren Wealth Management, Trust No. 1, Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan, Fund No. 2 and Trust No. 2, our consolidated variable interest entities as of the date of this annual report:”

(1) The shareholders of Yi Ren Wealth Management are Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, owning 40%, 30% and 30% of Yi Ren Wealth Management’s equity interest, respectively.

(2) The shareholders of Heng Cheng are Mr. Ning, Mr. Fanshun Kong and Ms. Yan Tian, owning 40%, 30% and 30% of Heng Cheng’s equity interest, respectively. Mr. Ning Tang is our executive chairman. Mr. Fanshun Kong is a non-executive PRC employee of CreditEase, and Ms. Yan Tian is a third-party individual designated by CreditEase.

Item 5. Operating and Financial Review and Prospects, page 83

2.                                      We note your response to comment 3. Please revise your disclosure of loans facilitated by channel on page 54 and by grade on page 89 or similar disclosure in future filings to present the percentage of the total amount of originations for each channel or grade. Also, to the extent changes or trends in originations by channel or grade result in an impact on your origination volume and/or financial results, please provide appropriate discussion and analysis.

In response to the Staff’s comment, the Company will revise the disclosure in future filings to present loans facilitated by channel and by grade in absolute amount and as a percentage of the total amount of loans facilitated for each channel or grade. The Company respectfully advises the Staff that the 2016 Form 20-F includes the following discussion on the changes for loans facilitated by grade in 2014 and 2015 on page 91:

“We have developed four segments in our current pricing grid. We have facilitated loans falling under Grade A since our inception. As part of our efforts to introduce risk-based pricing, we raised the minimum borrower qualification standards for Grade A loans, and started to facilitate Grade B and Grade D loans in the fourth quarter of 2014 and Grade C loans in the first quarter of 2015. The introduction of these new pricing grades is part of our continued focus on prime borrowers and enables us to further segment this group of borrowers and price the risks associated with them more effectively.”

Other than what has been disclosed in the 2016 Form 20-F, the Company did not observe other changes or trends for loans facilitated by channel and grade in 2014 through 2016. The Company confirms that it will include appropriate discussion and analysis in future filings to the extent changes or trends for loans facilitated by channel or grade result in an impact on its loan transaction volume and/or financial results.

3.                                      We note your response to comment 3. To the extent changes or trends in maturities of your loans result in an impact on your origination volume and/or financial results, please revise future filings to provide appropriate discussion and analysis.

The Company respectfully advises the Staff that it did not observe any obvious changes or trends in maturities of loans facilitated on its platform from 2014 through 2016. The Company confirms that it will include appropriate discussion and analysis in future filings to the extent changes or trends in maturities of loans on the Company’s platform result in an impact on its loan transaction volume and/or financial results.

4.                                      We note your responses and proposed disclosure to comments 4 and 5. Please revise future filings to provide appropriate discussion and analysis of any significant changes or trends in new investors and borrowers.

The Company respectfully advises the Staff that the increase in the number of new investors and borrowers in 2015 and 2016 generally resulted from the Company’s efforts in investor and borrower acquisition.  While the Company observed a slight decline in the number of new investors in the last three quarters of 2016, the average investment amount of new investors increased continuously throughout the year of 2016.  This mainly resulted from the Company’s strategy to focus more on acquiring quality investors who are more willing to increase their investment amounts or reinvest on the Company’s platform.

In future filings, the Company will include the foregoing discussion and will include additional discussion and analysis if it observes any other significant changes or trends in new investors and borrowers.

Transaction Fees, page 91

5.                                      We note your reference on page 96 to increased weighted average transaction fee rates in 2016. Please revise future filings to disclose the weighted average transaction fee rate for each period presented and provide appropriate discussion and analysis of any significant changes or trends.

The Company confirms that it will disclose in future filings the weighted average transaction fee rate for each period presented as follows with necessary update:

“The weighted average transaction fee rate for 2014, 2015 and 2016 was 9.2%, 22.8% and 23.8%, respectively.  The increase in the weighted average transaction fee rate was primarily due to the change of product mix on our platform as we began offering new loan products with different pricing grades since the fourth quarter of 2014.”

Consolidated Financial Statements

Note 15 — Commitments and contingencies, Contingencies, page F-42

6.                                      We note your response to comment 14 and your proposed revised disclosure. Please note that the guidance in ASC 450-20-50 specifically refers to reasonably possible losses. Accordingly, please clarify for us and revise your disclosure in future filings to clearly disclose:

•                  The amount or range of reasonably possible losses in addition to amounts accrued, or

•                  That reasonably possible losses cannot be estimated, or

•                  That any reasonable possible losses in addition to the amounts accrued is not material to your financial statements.

The Company respectfully advises the Staff that the underpaid employee benefit payments and possible late fees or fines was not material to the consolidated financial statements as of December 31, 2016, therefore no loss with respect to underpaid employee benefit payments and possible late fees or fines was accrued.

For class action lawsuits, as of December 31, 2016, the ultimate loss amount cannot be reasonably estimated. As of December 31, 2016, no loss with respect to this contingency was accrued. In addition, the Company respectfully advises the Staff that on July 10, 2017, the parties filed a joint stipulation and proposed order dismissing the case with prejudice, which the court granted on the same day. The Company believes that the case is closed, and there is no likelihood of a loss as of this stage.

In response to Staff’s comments the Company will add in its future filings the disclosure regarding the in-adequate employee benefit payments, and further clarify the disclosures related to the class action lawsuits currently on page F-42 of the 2016 Form 20-F as follows (the additions are marked in underline text and deletions are marked in strikethrough text):

“Contingencies

In August, 2016, the Company and certain of the Company’s officers were named as defendants in two putative shareholder class action lawsuits filed in the United States District Court for the Central District of California. The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADSs between May 11, 2016 and August 24, 2016—alleges that the Company’s public press releases dated May 11, 2016 and August 9, 2016 contained misstatements or omissions relating to the Company’s experiencing an increasing amount of fraud related to customer application for loans and the potential negative impact that the Chinese government’s implementation of new anti-fraud regulations could have on the Company’s business. On November 29, 2016, the Court entered an order consolidating the cases and appointing lead plaintiffs and lead counsel for the consolidated case. On January 27, 2017, the lead plaintiffs filed their first amended complaint. On March 28, 2017, the Company filed a motion to dismiss the first amended complaint. As of this stage, ~~it is not possible to predict, with a reasonable of certainty,~~ the ultimate loss amount cannot be reasonably estimated.~~outcome. However, the Company believes the case is without merit, and the likelihood of a material outcome loss is remote.~~ As of December 31, 2016, no losses with respect to this contingency were accrued.

The Group has not made adequate contributions to employee benefit plans as required by applicable PRC laws and regulations but the amount, including potential late fees or fines, was immaterial as of December 31, 2016. No liability has been accrued for such matters.

The Group has no reasonably possible losses in addition to the above matters as of December 31, 2016.”

*              *              *

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4863, or Elsie Zhou, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP at +86 10 8520-7142.

Very truly yours,

/s/ Yu Cong
Yu Cong
Chief Financial Officer

cc:   Ning Tang, Executive Chairman, Yirendai Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP